SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 July 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 23 July 2010

                   re: Response to CEBS announcement

72/10                                                                                                       23 July 2010

LLOYDS BANKING GROUP RESPONSE TO THE RECENT COMMITTEE OF EUROPEAN BANKING SUPERVISORS (CEBS) ANNOUNCEMENT

Lloyds Banking Group ('the Group') notes the publication of the results of the EU-wide stress test exercise conducted by CEBS.  We welcome the positive steps being taken by CEBS to assess the overall resilience of the EU banking sector and to provide comfort on banks' ability to absorb further possible credit and market shocks.

Lloyds Banking Group has a robust capital position that reflects the significant capital raising undertaken in 2009.  At the end of 2009 the Group's tier 1 capital ratio was 9.6 per cent.  As expected, the Group's stressed tier 1 capital ratio remains well above the standard required in the CEBS stress test.  In addition, the Group has contingent capital (equivalent to 1.5 per cent of tier 1 capital) which has not been taken into account.  This would be available to absorb losses in a more severe stress.

The stress test results with respect to UK banks were prepared by the Financial Services Authority (FSA) in conjunction with CEBS.  The benchmark scenario referred to in the results uses a set of key UK macro-economic variables that are at the lower end of consensus expectations.  The stress test exercise also assumed a static balance sheet and did not take into account any guidance already provided to the market by the Group and thus did not consider the benefit of the Group's ongoing balance sheet reductions. In relation to State Aid related asset reductions, the CEBS stress test has been undertaken using a very conservative assumption such that no asset reductions have been modelled as achieved during the two year stress period.  Consequently, the results are not a predictor of future financial outcomes.

The Financial Services Authority (FSA) has also issued a statement on the results of the EU-wide stress test exercise that provides further information.  The FSA continues to monitor UK banks against its own stringent set of stress scenarios.  The Group continues to meet comfortably the higher capital standards introduced by the FSA since the financial crisis began.

Further detail on the Group's financial performance will be available on 4 August when it issues its 2010 Interim results.

Please find below links to the CEBS announcement and the related FSA statement.

www.c-ebs.org

www.fsa.gov.uk

- END -

For further information:

Investor Relations

Kate O'Neill                                                                            +44 (0) 20 7356 3520

Managing Director, Investor Relations

Email: kate.o'neill@ltsb-finance.co.uk

Michael Oliver                                                                        +44 (0) 20 7356 2167

Director of Investor Relations

Email: michael.oliver@ltsb-finance.co.uk

Media Relations

Brigitte Trafford                                                                      +44 (0) 20 7356 1008

Group Communications Director

Email: brigitte.trafford@lloydsbanking.com

Sara Evans                                                                            +44 (0) 20 7356 2075

Media Relations Manager

Email: sara.evans2@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group's or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  23 July 2010